Exhibit 99.5

In connection with the Amendment No. 2 on Form 20-F/A of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij), a corporation organized under the laws of the Netherlands (the “Company”) for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned officers of the Company certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to such officer’s knowledge, that:

1.	the Amendment No.2 fully complies, in all material respects, with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	the information contained in the Amendment No.2 fairly presents, in all material respects, the financial condition and results of operations of the Company as of, and for, the periods presented in the Amendment No.2.

The foregoing certification is provided solely for purposes of complying with the provisions of Section 906 of the Sarbanes-Oxley Act of 2002 and is not intended to be used or relied upon for any other purpose.

Dated March 3, 2005

/s/ Jeroen van der Veer
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Jeroen van der Veer
President and Managing Director

/s/ Peter Voser
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Peter Voser
Chief Financial Officer

Exhibits      E 13
20-F/A (Amendment No. 2) 2002